NEW YORK & COMPANY
450 WEST 33RD STREET
NEW YORK, NY 10001
212 884 2000

February 5, 2009

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549-3561

RE:	New York & Company, Inc.
Form 10-K for Fiscal Year Ended February 2, 2008 — Filed April 8, 2008
File No. 1-32315
Schedule 14A for Fiscal Year Ended February 2, 2008 — Filed May 22, 2008

Dear Mr. Reynolds:

I am in receipt of your letter dated January 26, 2009 regarding the above-referenced filings for New York & Company, Inc. (the “Company” or “New York & Company”) and appreciate the efforts of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) in the review process and in assisting us with enhancing the overall disclosures in the Company’s filings with the Commission.

The Company acknowledges its responsibility for the adequacy and accuracy of the disclosures in its filings.  The Company further acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To facilitate your review of the Company’s response, I have included the SEC’s comment and provided the Company’s response below it.

Schedule 14A for the Fiscal Year Ended February 2, 2008

Executive Compensation, page 19

1)                   We note your disclosure on page 21 that bonus payments under your Incentive Compensation Plan are tied to performance targets, including operating income targets which do not appear to be disclosed in the relevant discussions. In future filings, please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail necessary without providing information that poses a reasonable risk of competitive harm.

Response

The Company notes the Staff’s comments and will disclose in its future filings the specific performance targets used to determine bonuses earned during the prior fiscal year by named executive officers under the Company’s Incentive Compensation Plan.

In the Company’s upcoming 2009 Proxy Statement, the Company plans to disclose the operating income levels used to determine the amount of bonuses earned, if any, by named executive officers under the Company’s Incentive Compensation Plan during fiscal year 2008.

I welcome any questions or additional comments you may have after reviewing the Company’s response.  The Company remains committed to continuously improving the transparency of its financial reporting by providing investors with informative financial disclosures and presenting an accurate view of the Company’s financial position and operating results to permit all users of the Company’s financial statements to make informed investment decisions.

Please contact Christian Nagler of Kirkland & Ellis LLP at (212) 446-4660 with any additional questions.

Sincerely,

/s/ Sheamus Toal

Sheamus Toal
Executive Vice President and Chief Financial Officer
New York & Company, Inc.